LANDAUER

April 10, 2015

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:Kevin L. Vaughn

Re:Landauer, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2014
File No. 001-09788

Dear Mr. Vaughn:

Landauer, Inc. (the “Company,” “Landauer,” “we,” “our” or “us”) is submitting this response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 30, 2015 (the “Letter”).  For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comment presented in bold font type.  We also are forwarding a copy of this letter via overnight courier.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Annual Report on Form 10-K for the fiscal year ended September 30, 2014 (the “Annual Report”), which was filed on February 3, 2015.

From 10-K for the fiscal year ended September 30, 2014

Revenue Recognition and Deferred Contract Revenue, page 60

1.

We note that your Radiation Measurement revenues are recognized on a straight-line basis, adjusted for changes in pricing and volume. Please explain to us the circumstances that lead to pricing and volume changes and explain your accounting for these adjustments, citing any authoritative literature upon which you are relying.

Response:  The pricing for Radiation Measurement revenues related to badge services is determined by the number of participants in a customer’s account.  Pricing per participant is fixed during a dosimetry service period but the number of participants can fluctuate during a dosimetry service period as customers add or remove employees from the dosimetry program. If the number of participants decreases during a  service period (i.e. volume decreases), there will be no reduction to revenue (i.e. no refunds will be issued).  If the number of participants increases during a service period, revenue will be recognized for the additional participants at the fixed price over the remaining service period.

Landauer, Inc.     2 Science Road     Glenwood, IL 60425-1586     Telephone: (708) 755-7000     Facsimile: (708) 755-7011

U.S. Securities and Exchange Commission

April 10, 2015

Pursuant to Staff Accounting Bulletin Topic 13.A, the Company recognizes revenue for additional participants on a straight-line basis over the badge wear period.  Since pricing per participant is fixed during a dosimetry service period, the Company believes the reference to adjustments for pricing and volume changes is not meaningful.  In response to the Staff’s comment, in future filings, the Company will remove the phrase “adjusted for changes in pricing and volume” from the Revenue Recognition and Deferred Contract Revenue policy.  The revised sentence in the policy disclosure will be as follows:

Revenue is recognized on a straight-line basis over the wear period.

Note 7 – Equity in Joint Ventures, page 68

2.

Please tell us how you considered the provisions of Rule 3-09 of Regulation S-X in your determination not to include additional financial statements for equity method joint ventures. In your response, please provide us with your calculations of the significance of each of the investee companies for each period presented.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that it has considered the significance of its equity method investments pursuant to Rule 3-09 of Regulation S-X. Rule 3-09 requires the registrant to file separate annual financial statements for each significant equity method investee for which the investments test, assets test or income test set forth in Rule 1-02(w) of Regulation S-X exceeds 20% for any of the registrant’s fiscal years required to be presented in the filing. As more fully illustrated below, the Company hereby advises the Staff that none of these significance tests was met for the Company’s equity investees during the periods applicable to the Annual Report.

Investments test: As set forth in Rule 1-02(w) of Regulation S-X:

The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

As illustrated below, as of September 30, 2014, 2013 and 2012 the Company’s investments in each of its joint ventures did not exceed 20% of the total assets of the Company for the applicable measurement periods.

(dollars in thousands)

Joint Venture	Investment in JVs as of September 30, 2014	Company assets as of September 30, 2014	Percentage of Company assets
JV #1	$10,506	$216,586	4.9%
JV #2	$13,259	$216,586	6.1%
JV #3	$70	$216,586	0.0%

U.S. Securities and Exchange Commission

April 10, 2015

Joint Venture	Investment in JVs as of September 30, 2013	Company assets as of September 30, 2013	Percentage of Company assets
JV #1	$10,721	$274,706	3.9%
JV #2	$12,515	$274,706	4.6%
JV #3	$(2)	$274,706	0.0%

Joint Venture	Investment in JVs as of September 30, 2012	Company assets as of September 30, 2012	Percentage of Company assets
JV #1	$12,678	$300,271	4.2%
JV #2	$11,582	$300,271	3.9%
JV #3	$(230)	$300,271	0.0%

Assets test:  As set forth in Rule 1-02(w) of Regulation S-X:

The registrant's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrants and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

As illustrated below, as of September 30, 2014, 2013 and 2012 the Company’s proportionate share of the assets in each joint venture did not exceed 20% of the total assets of the Company for the applicable measurement periods.

(dollars in thousands)

Joint Venture	Proportionate share of assets in JVs as of September 30, 2014	Company assets as of September 30, 2014	Percentage of assets
JV #1	$15,248	$216,586	7.0%
JV #2	$16,610	$216,586	7.7%
JV #3	$311	$216,586	0.1%

U.S. Securities and Exchange Commission

April 10, 2015

Joint Venture	Proportionate share of assets in JVs as of September 30, 2013	Company assets as of September 30, 2013	Percentage of assets
JV #1	$15,582	$274,706	5.7%
JV #2	$18,476	$274,706	6.7%
JV #3	$(3)	$274,706	0.0%

Joint Venture	Proportionate share of assets in JVs as of September 30, 2012	Company assets as of September 30, 2012	Percentage of assets
JV #1	$19,711	$300,271	6.6%
JV #2	$16,033	$300,271	5.3%
JV #3	$(230)	$300,271	0.0%

Income test: As set forth in Rule 1-02(w) of Regulation S-X:

The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

Additionally, in Rule 1-02(w) of Regulation S-X, the second computational note indicates:

If income of the registrant and its subsidiaries consolidated exclusive of amounts attributable to any noncontrolling interests for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be submitted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.

The Company has complied with the second computational note of Rule 1-02(w) of Regulation S-X in calculating the Income Test denominator. The Company recognized an operating loss for the fiscal year ended September 30, 2014.  The Company used the absolute value of the fiscal 2014 operating loss in calculating the Income Test denominator.

For the fiscal years ended September 30, 2013 and 2012, the income of the Company exclusive of amounts attributable to any noncontrolling interests was at least 10 percent lower than the average of the income for the last five fiscal years.  Therefore, such average income has been submitted for purposes of the computations for fiscal years 2013 and 2012.

As illustrated below, as of September 30, 2014, 2013 and 2012, the Company’s net earnings in each of the joint ventures did not exceed 20% of the total earnings of the Company for the applicable measurement periods.

U.S. Securities and Exchange Commission

April 10, 2015

(dollars in thousands)

Joint Venture	JV operating earnings for the year ended September 30, 2014	Absolute value of operating loss for the year ended September 30, 2014 (1)	Percentage of JV operating earnings to average company earnings
JV #1	$3,489	$40,172	8.7%
JV #2	$467	$40,172	1.2%
JV #3	$60	$40,172	0.1%

(1) Calculated in accordance with Rule 1-02(w) of Regulation S-X.

Joint Venture	JV operating earnings for the year ended September 30, 2013	Five-year average income for the year ended September 30, 2013 (1)	Percentage of JV operating earnings to average company earnings
JV #1	$4,588	$28,803	15.9%
JV #2	$1,872	$28,803	6.5%
JV #3	$(183)	$28,803	(0.6)%
(1)	Calculated in accordance with Rule 1-02(w) of Regulation S-X.

Joint Venture	JV operating earnings for the year ended September 30, 2012	Five-year average income for the year ended September 30, 2012 (1)	Percentage of JV operating earnings to average company earnings
JV #1	$5,675	$35,216	16.1%
JV #2	$428	$35,216	1.2%
JV #3	$(285)	$35,216	(0.8)%

(1) Calculated in accordance with Rule 1-02(w) of Regulation S-X.

*  *  *  *  *

U.S. Securities and Exchange Commission

April 10, 2015

In response to the request of the Staff’s letter dated March 30, 2015, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (708) 441-8311.

Very truly yours,

/s/ Mark A. Zorko

Mark A. Zorko

Interim Chief Financial Officer

Landauer, Inc.

cc:Larry A. Barden, Sidley Austin LLP